Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the use of our reports dated March 6, 2009, with respect to the consolidated balance sheets of Basic Energy Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008 and related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
KPMG LLP
Dallas, Texas
September 1, 2009